EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2011	2010	2009	2008	2007
Earnings:
Income before income tax provision	273,129	225,476	175,376	171,918	169,685
Plus: fixed charges per below	46,562	43,163	52,798	45,462	42,433
Less: capitalized interest per below	—	—	—	29	206
Plus: current period amortization of interest capitalized in prior periods	39	39	39	39	39

Total earnings	$319,730	$268,678	$228,213	$217,390	$211,951

Fixed charges
Interest expense	$44,520	$40,134	$49,161	$43,102	$39,206
Capitalized interest	—	—	—	29	206
Interest portion of rent expense	2,042	3,029	3,637	2,331	3,021

Total fixed charges	$46,562	$43,163	$52,798	$45,462	$42,433

Ratio of earnings to fixed charges	6.9	6.2	4.3	4.8	5.0